UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GLYECO, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

38000P 104
(CUSIP Number)

John d’Arc Lorenz II c/o GlyEco, Inc. 4802 E. Ray Road, Suite 23-196 Phoenix, AZ 85044 866.960.1539
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 38000P 104

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). JOHN D LORENZ II
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) (See Item 3) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,242,112 1
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER1 1,242,112 1
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,393,780 total (John Lorenz II – 1,242,112, Beneficially owned through spouse Janet Carnell – 3,151,668)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3% 2
14.	TYPE OF REPORTING PERSON (See Instructions) JOHN D’ARC LORENZ II - IN

1 John Lorenz directly beneficially owns 1,242,112 shares (both derivative and non-derivative) of GlyEco, Inc. common stock.  Mr. Lorenz indirectly beneficially owns 3,151,668 shares (both derivative and non-derivative) through his spouse Janet Carnell but does not have power to vote or dispose of such shares.
2 Based upon dividing 4,393,780 by 22,805,019.  The 22,805,019 consists of the 21,626,241 shares issued and outstanding plus the 1,178,778 of derivative shares owned by John Lorenz and Janet Carnell.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.0001 par value per share, of GlyEco, Inc., a Nevada corporation (the “Issuer” or “GlyEco”), with its principal executive offices at 4802 E. Ray Road, Suite 23-196, Phoenix AZ 85044.

Item 2.  Identity and Background.

John Lorenz II

(a) Name: This statement is filed by John Lorenz II

(b) Address: c/o GlyEco, Inc, 4802 E. Ray Road, Suite 23-196 Phoenix, AZ 85044

(c) Principal Occupation or Employment: Chairman and Chief Executive Officer, GlyEco, Inc.

(d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration

On November 21, 2011, GlyEco, Inc. (“GlyEco” or “Issuer”) consummated a reverse triangular merger (the “Merger”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) with GRT Acquisition, Inc., a Nevada corporation (“Merger Sub”) and wholly-owned subsidiary of the Issuer, and Global Recycling Technologies, Ltd., a Delaware corporation and privately-held operating subsidiary (“Global Recycling”).

GRT Acquisition, Inc. was incorporated in the state of Nevada on November 7, 2011 for the sole purpose of the consummating the Merger. Pursuant to the Merger Agreement, Merger Sub merged with and into Global Recycling, with Global Recycling being the surviving corporation and which resulted in Global Recycling becoming a wholly-owned subsidiary of the Issuer. The stockholders of Global Recycling exchanged an aggregate of 11,591,958 shares of common stock of Global Recycling, representing 100% of the issued and outstanding shares of common stock of Global Recycling on the date the Merger was consummated (the “Closing Date”), for aggregate of 11,591,958 shares of common stock of Issuer which represented approximately 53.60% of issued and outstanding shares of common stock of Issuer upon the consummation of the Merger. Also, pursuant to the Merger Agreement, the Issuer cancelled an aggregate of 63,000,000 shares of common stock held by Ralph M. Amato, the Chief Executive Officer, President and Chairman of the Issuer prior to the Merger. Upon the consummation of the Merger, Issuer had an aggregate of 21,626,241 shares of common stock issued and outstanding.

Prior to the Merger, Mr. Lorenz owned common stock in Global Recycling.  Pursuant to the Merger Agreement, each share of Global Recycling common stock held was automatically converted into a share of common stock of the Issuer.  In addition, each outstanding option to purchase Global Recycling stock was automatically converted into an option to purchase the Issuer’s stock and was assumed by the Issuer.  Please see Item 5 for the details Mr. Lorenz’s ownership.

Item 4. Purpose of Transaction

There are no current plans or proposals with respect to any of the actions described in paragraphs

(a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)  Aggregate number and percentage of the class of securities beneficially owned:

Mr. Lorenz beneficially owns an aggregate of 4,393,780 shares of the Issuer’s common stock.  This includes an aggregate of 1,242,112 owned directly by Mr. Lorenz, including (i) 488,334 shares of common stock issued and outstanding; (ii) 437,528 shares of common stock issuable upon the exercise of warrants at $1.00 per share until June 27, 2021 and (iii) 316,250 shares of common stock issuable upon the exercise of options at $0.50 per share until October 25, 2021.

Mr. Lorenz’s beneficial ownership also includes an aggregate of 3,151,668 shares of common stock held by Mr. Lorenz’s wife, Janet Lynn Carnell. Pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, Mr. Lorenz is deemed to beneficially own shares of common stock held by his wife.

Mr. Lorenz’s ownership represents 19.3% of the Issuer’s Common Stock as of the date of this filing, based upon dividing 4,393,780 by 22,805,019.  The 22,801,141 consists of the 21,626,241 shares issued and outstanding plus the 1,178,778 of derivative shares (options and warrants) owned by John Lorenz and Janet Carnell, per Issuer’s 8-K filed on 11/28/11.

(b)  Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Sole Power to Vote or to Direct the Vote:

1,242,112  1

Shared Power to or to Direct the Vote:

0

Sole Power to Dispose or to Direct the Disposition of:

1,242,112  1

Shared Power to Dispose or to Direct the Disposition of:

0

 1 John Lorenz directly beneficially owns 1,242,112 shares (both derivative and non-derivative) of GlyEco, Inc. stock.  He indirectly beneficially owns 3,151,668 shares (both derivative and non-derivative) through his spouse Janet Carnell but does not have power to vote or dispose of such shares.

(c) Transactions in the securities effected during the past sixty days:
•	316,250 shares of common stock issuable upon the exercise of options at $0.50 per share until October 25, 2021 (became exercisable on 10/25/11); and
•	165,000 shares of common stock issuable upon the exercise of options at $0.50 per share until October 25, 2021 (became exercisable on 10/25/11) (beneficial ownership through spouse Janet Carnell).

These transactions represent securities issued by Global Recycling.  Pursuant to the Merger Agreement, these securities were converted into Issuer securities and assumed by Issuer.

(d)  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7. Material to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 30, 2011
By: /s/ John Lorenz II
John Lorenz II